Exhibit T3E.5

Overview of the Ownership Transition Plan

Message from the CEO and Chairman
March 17, 2008

To Kinney shareholders and employees:

I am pleased to share with you this document, which describes the key steps in the ownership transition plan unanimously recommended by Kinney’s board of directors. As I mentioned in my opening remarks in the video, I assure you we are not selling the company to Walgreens, Rite Aid, or to anyone else!

All of you are either shareholders of record or shareholders of Kinney through the Employee Stock Ownership and 401(k) Plan, which we refer to as the ESOP/401(k) Plan.

As shareholders of record you have a direct interest in the stock you hold, and as participants in the ESOP/401(k) Plan, you have a beneficial ownership interest in the Kinney stock allocated to your account. Because of your interest in Kinney,  we want to share an overview of our ownership transition plan with you so you can be familiar with the long-term goals and objectives of the company.

Your valuable contributions have enabled us to take these steps to secure our future as Kinney Drugs.  I’d like to personally thank each of our shareholders for believing in and investing in our company.  You have provided Kinney with the capital to grow and develop our organization.  I’d also like to thank our current and former employees for providing the customer service that’s become Kinney’s hallmark.  Thank you for your investment, your time, and your unprecedented dedication.

On behalf of the board of directors, I am pleased to share with you the plan to keep Kinney an independent, privately held, 100 percent employee-owned company.

Sincerely,

Craig Painter
CEO & Chairman of the Board

Why? Ownership Transition

OUR OBJECTIVE: To complete an ownership transition that results in Kinney remaining an independent, privately held, 100 percent employee-owned company.

Kinney’s success over the years has resulted in two current circumstances:
1.
The number of shares held by baby boomers and those who are at or nearing retirement age creates the potential for a sharp increase in the number of shares that the company is committed to buy back over the next several years.  This could have a significant impact on Kinney’s future cash flows.

2.	The number of shares held by people who are not currently employed by the company is inconsistent with Kinney’s goal of employee ownership.

Who?  Who Owns Kinney?
There are two different ways to look at Kinney’s ownership.  The first graph shows that 60 percent of Kinney’s shares are held by individuals who are not currently employed by the company.  The second graph shows that the ESOP/401(k) Plan holds 38 percent of Kinney's stock.

More than $135 million of Kinney stock is held by shareholders of record and plan participants at or nearing retirement age.  This represents nearly 62 percent of the total value of outstanding shares.  The Board anticipates this would result in a heavy demand for share repurchases over the next few years, which is illustrated in the graph below.

Recent repurchases illustrate this is already happening, as depicted in the graph below.

The company, along with the ESOP, is making an exchange offer to all shareholders of record who hold shares of Kinney stock outside the ESOP/401(k) Plan.

This exchange offer will provide for the orderly purchase of these shares and will provide the company with the financial ability to continue to repurchase shares from plan participants as they elect to diversify within the 401(k) and request distributions from the ESOP/401(k) Plan when they retire or leave the company.

The goal of this offer is for the ESOP/401(k) Plan to own 100 percent of Kinney’s shares.

How? Three Steps to Achieve the Ownership Transition
The three steps to achieve the ownership transition are listed to the right and described on the next pages.

This document contains an explanation of the process and a brief overview of the exchange offer, but is not the exchange offer itself.

1.	Exchange offer made to shareholders of record
2.	The ESOP/401(k) Plan is amended and Kinney becomes 100 percent employee owned
3.	Kinney elects to be taxed as an S corporation

One – Step 1: Exchange offer to shareholders of record
Key points related to the exchange offer:

1.	The exchange offer is being made to all shareholders of record, except for the ESOP/401(k) Plan.
2.	The exchange offer is for shares of stock held outside the ESOP/401(k) Plan.
3.	The exchange offer is being made at the price of $90.00 per share.
4.	The payment will be made partially in cash with the remainder as a Promissory Note.
5.	The exchange offer period began on March 17, 2008, and will expire at 5 p.m. Eastern Time on Wednesday, April 16, 2008, unless extended.

Two – Step 2: Changes to ESOP/401(k) Plan
When all shareholders of record exchange their shares, the ESOP/401(k) Plan will hold all of the outstanding shares, and Kinney will be a 100 percent employee-owned company.

There will be some necessary amendments made to the ESOP/401(k) Plan as part of this transition and some changes to how the plan will operate going forward.  These changes, and the reasons for them, are highlighted below.

▪	To enhance broad-based employee ownership, future contributions Kinney makes to the ESOP will be substantially increased.
▪	To promote diversification in the ESOP/401(k) Plan, Kinney stock will no longer be an investment option for future deferrals in the 401(k) plan.
▪
Because Kinney will incur debt as part of the exchange, which may temporarily affect the value of Kinney stock, the stock you hold in the ESOP/401(k) Plan as of the date of the exchange will be price protected at the exchange price of $90.00 per share for five years.

▪
Since employees will no longer invest in stock each pay period, there is no longer a need for quarterly valuations.  For 2008 and beyond, Kinney’s stock will be valued once each year, as of December 31.  This means there will not be a March 31 valuation.

▪
To ensure Kinney stock remains in the accounts of current employees, the ESOP/401(k) Plan will no longer allow employees who retire or leave the company to remain invested in Kinney stock.  Instead, Kinney stock held in your ESOP/401(k) Plan accounts will be converted to cash, and invested at your direction in any of the other funds offered in the Plan.  This change does not affect participants who left the company before the ownership transition.

Questions about the details of these changes?  All plan participants will receive a more detailed explanation of each change in the ensuing weeks, in addition to a new Summary Plan Description after the ESOP/401(k) Plan has been amended.

Three – Step 3: Convert to S corporation
The company will elect to be taxed as an S corporation following the completion of the exchange offer.

Why is S corporation status so important?
A company organized as a C corporation pays taxes on its earnings.  The tax rate is approximately 40 percent.  This means that Kinney pays 40¢ on every $1 of earnings it generates.  In 2007, Kinney paid $8.1 million in federal and state income taxes.

A company that has elected to be taxed as an S corporation does not pay taxes on its earnings; the taxes are passed on to its shareholders.  Upon completion of the ownership transition, the only shareholder Kinney will have is the ESOP/401(k) Plan, which is a tax-exempt entity.  This means Kinney will no longer pay federal and state income taxes on its normal business operations!

We estimate Kinney will realize approximately $80 million in tax savings over the next seven years, which will provide extra cash flow that the company can use to pay off debt and reinvest in the business.

Why aren't more companies organized as an S corporation?
Most companies, including public companies, do not qualify for S corporation status because of certain requirements.

In 1999, Congress passed legislation that made an Employee Stock Ownership Plan (ESOP) an eligible shareholder in an S corporation.

Furthermore, an ESOP trust is considered to be a single shareholder — no matter how many employees hold stock inside the trust.

The net result — because the ESOP is a tax-exempt trust and will hold all of the shares, none of Kinney’s income from normal business operations will be subject to federal and state income tax.

When? Timeline
Timeline for the ownership transition:
▪	March 17, 2008 – Exchange offer made to shareholders of record
▪	April 16, 2008 – Exchange offer expires, unless extended
▪	On or about May 1, 2008 – ESOP/401(k) Plan becomes 100 percent shareholder of Kinney

Q&A – Frequently Asked Questions
Will my job be affected as a result of the ownership transition?
No.  Your job and Kinney’s operations will not change as a result of the ownership transition.

Will Kinney’s leadership team or the management change as a result of the transition of Kinney’s ownership?
No.  The change contemplated is to Kinney’s ownership structure, not to the leadership or management of the company and its operations.

Instructions for Shareholders of Record
The following pages include instructions to complete the exchange offer.

How? Steps to participate in the exchange
You received a package that contains the following items:
▪	The Exchange Offer
▪	Letter of Transmittal
▪	IRS Form W-9
▪	Lost Share Affidavit
▪	Postage-paid envelope, pre-addressed to:

Mr. Warren Wolfson
Hancock & Estabrook, LLP
PO Box 4976
Syracuse, NY 13221-7576

One – Step 1: Complete Letter of Transmittal
On the Letter of Transmittal (the separate yellow form placed behind the exchange offer in your packet):
▪	List the share certificates being exchanged on pages 2 and 3 of the Letter of Transmittal
o	If you do not know the number of shares you currently hold, call the toll-free Kinney Help Line.
o
When you complete and submit your form, this means you are agreeing to exchange all shares registered in your name, regardless of the number of certificates you return or the number of shares indicated on your Lost Share Affidavit.

▪	Complete and sign the shareholder Signature(s) section on page 6. Remember to include your Taxpayer Identification number or Social Security number.

Important: You must make sure that you have the signatures for all persons who own the share certificates.

Two- Step 2: Retrieve stock certificate(s)
▪	Enclose all of the stock certificate(s) in your possession
▪	Enclose any other documents required by the Letter of Transmittal, including IRS Form W-9

Important: If you can’t locate all of your share certificates, complete the Lost Share Affidavit (see call out box below).

Missing/Lost Share Certificates
If you are unable to locate your stock certificate(s):
▪	Complete the Lost Share Affidavit (the separate green form placed behind the Letter of Transmittal in your packet) for any missing or lost share certificates

On the Lost Share Affidavit, indicate the number of shares for which you have no certificate(s).  Important: This form must be notarized.

Three – Step 3: Submit your completed Letter of Transmittal, IRS Form W-9, and stock certificate(s)
Submit all of the necessary forms and stock certificate(s) by April 16.  You may submit them in one of the following ways, by:
▪	Mailing in the enclosed pre-addressed, postage-paid envelope,
▪	Delivering to Steve McCoy at Kinney corporate headquarters,
▪	Bringing to the shareholder meeting you attend.

You will be sent a letter acknowledging receipt of your Letter of Transmittal, IRS Form W-9, and stock certificate(s).  You may also call the toll-free Kinney Help Line to verify your paperwork has been received.

Important: For tracking purposes, you may send your stock certificates by certified mail.  This will require you to pay additional postage.

When? Timeline
The exchange offer period began on Monday, March 17, 2008, and will expire at 5 p.m. Eastern Time on Wednesday, April 16, 2008, unless the exchange offer is extended.

You should send in your completed paperwork – including your stock certificates – by the 5 p.m. deadline on Wednesday, April 16, 2008.  If your forms have not been received by that time, you may not be able to participate in this exchange.

Here’s the schedule:
1.	Exchange offer paperwork sent March 17
•	Shareholders of record will receive paperwork via overnight delivery if we have a street address on record
•	Shareholders of record with P.O. boxes will receive paperwork via priority mail with the U.S. Postal Service

•
Several meetings have been scheduled to answer any questions you may have.  You are welcome to bring a family member or personal advisor with you.  Be sure to refer to the invitation included in your packet for meeting locations and times.  Please RSVP by calling the toll-free Kinney Help Line at 1-866-376-7487, indicating which meeting you are attending and whether you plan on bringing a guest with you.

2.	Kinney’s toll-free Help Line opens March 18
3.	Exchange offer expires April 16
4.	All checks and Promissory Notes will be sent by the end of April following the receipt of the shares

Remember: You can call the toll-free Kinney Help Line at 1-866-376-7487 to confirm your completed paperwork has been received.

Q&A – Frequently Asked Questions
Does this exchange offer mean the company will no longer pay me dividends?
Yes.  The company anticipates it will no longer pay dividends.  All shareholders of record as of March 31 will receive a final dividend payment on April 15, 2008, in the form of a cash payment.

May I transfer my shares during the exchange period, as part of my estate planning?
Yes. You may transfer all or a portion of your shares, without consideration, to the following:
•	Your spouse, children, and/or grandchildren
•	A trust that is established by you for your benefit or the benefit of your spouse and/or children and/or grandchildren
•	A charitable trust you have established
•	A charitable organization that qualifies for tax-exempt status under Section 501(c)(3) of the Internal Revenue Code.

To complete a transfer, you must:
•	Deliver to the company, c/o Steve McCoy, the share certificate(s) you wish to transfer with written instructions for re-registering them no later than March 31, 2008.

Kinney Drugs, Inc.
c/o Mr. Steve McCoy
29 East Main Street
Gouverneur, NY 13642

Your transferee will be issued the exchange offer paperwork and they will participate in this offer.  Lost share certificates are not acceptable for transfer.

When do I receive the cash payment from the ESOP/401(k) Plan?
It is Kinney’s intent to mail the checks and Promissory Notes in a timely manner.  If we receive your completed paperwork by April 9, 2008, your check and Promissory Note will be mailed sometime during the week of April 16, 2008.

If we receive your completed paperwork after April 9, 2008, your check and Promissory Note will be mailed approximately two weeks following the date your paperwork is received.

If these dates change, you will be notified.

Why is Kinney issuing Promissory Notes?  Why doesn’t the company just pay cash for all the shares?
The company is not in a position to pay cash for all of the shares held by shareholders of record.  The expected total cost of this purchase at $90 per share would be approximately $140 million.

Kinney is borrowing approximately $41 million to fund the ESOP/401(k) Plan purchase of 30 percent of the shares held by the shareholders of record.

How many interest payments will I receive?
You will receive a total of 28 interest payments.  Kinney will make 16 quarterly interest payments between July 2008, and April 2012, when the first principal payment is made to you.  From July 2012, Kinney will make 12 quarterly interest payments up to your final principal payment on April 16, 2015.

How are interest payments calculated?
Let’s look at an example. Assume you exchange 1,000 shares for $90 per share during the exchange period.

The ESOP/401(k) Plan would pay you cash for 300 shares, for a total of $27,000, and Kinney would issue you a Promissory Note in payment for 700 shares.  The principal amount of the Promissory Note is $63,000 (700 shares x $90 per share).  The interest rate for the Promissory Note is 5 percent per year.

Beginning in July 2008
The company will begin paying you interest according to the terms of the Promissory Note.  The calculation for the interest payment will look like this:

$63,000 x 0.0125 interest rate = $787.50

Kinney will make an interest payment of $787.50 to you each calendar quarter for 16 quarters, until your first principal payment is made in 2012.

What Happens in 2012
After making your first principal payment, Kinney will continue to pay you interest each quarter; however, the interest will be adjusted based on the remaining principal amount of the note.  The calculation will look like this:

$31,500 x 0.0125 interest rate = $393.75

Kinney will make an interest payment of $393.75 each calendar quarter for 12 quarters until your final principal payment is made in April 2015.

In this example, Kinney would pay you $17,325 of interest over the term of the Promissory Note.

What is the “principal amount” of the note?
The principal amount of the Promissory Note is determined by multiplying the number of shares you exchanged with the company at $90 per share. Keep in mind that the shares purchased by the ESOP/401(k) Plan are not counted in this calculation.

For example, assume you hold 1,000 shares of Kinney stock.  According to the terms of the exchange offer, the ESOP/401(k) Plan would purchase 300 shares.  The company would exchange 700 shares for a Promissory Note.  The principal amount of this Promissory Note would be $63,000 (700 shares x $90 per share).

How does the “participation provision” work?
As described in the exchange offer document, principal payments on the Promissory Note will be made in two installments; one-half in 2012 and the remaining one-half in 2015.

Under the participation provision of the Promissory Note, the first principal payment is determined by multiplying the appraised value of Kinney stock in 2012 by 80 percent.  If the dollar value is less than $90 per share, you will be paid one-half of the principal amount of the Promissory Note.  If that dollar value is greater than $90 per share, you will be paid one-half of the greater value, which is referred to as the “participation” value.

I have 1,000 shares of Kinney stock.  Can you walk me  through the principal calculation?
If you hold 1,000 shares of Kinney stock, 30 percent of your shares of stock will be purchased by the ESOP/401(k) Plan for cash at $90 per share.  The company will purchase the remaining 700 shares with a Promissory Note.  The principal amount of that note would be $63,000 (700 shares x $90 per share).

Let’s assume the stock price is $110 per share in 2012. The calculation would look like this:

$110 per share x 80% = $88 per share

Because $88 is less than $90 per share, your first principal payment would be one-half of the principal amount of the note, or $31,500.  You could compute this one of two ways:

350 shares x $90 per share = $31,500, or
$63,000 ÷ 2 = $31,500

In 2015, the calculation would be done the same way. Let’s assume the stock price is $150 per share.

$150 per share x 80% = $120 per share

Because $120 is greater than $90 per share, your second principal payment would be at the “participation” value, which is greater than one-half of the principal amount of the note.  The easy way to compute this amount is:

350 shares x $120 per share = $42,000

Note: These are only assumptions to illustrate the way the principal payment is calculated.  The actual stock price cannot be known or predicted.

How will my total shares be allocated between cash and notes?
The share computation will include fractional shares. For example, assuming you held a total of 1,127 shares, the ESOP would purchase 338.10 shares, and the company would issue you a promissory note for 788.90 shares.

What if I hold shares in two separate names?
Shares are registered to you by your Social Security Number.  If your name changed as a result of a change in your marital status, you need only submit one Letter of Transmittal.  List all the shares associated with your previous name first, followed by all shares issued under your current name.

However, if you hold shares both individually and in joint name(s), you will need to submit separate Letters of Transmittal; one for the shares held in your name, and a separate Letter of Transmittal for shares held jointly.

For example, John Smith holds shares individually, in  trust for the benefit of his daughter, and jointly with his spouse.  He would need to complete three separate Letters of Transmittal.

I’m not sure what to do.  Where do I go for help?
If you have general questions or would like help completing and submitting your forms, you may call the toll-free Kinney Help Line at 1-866-376-7487. If you have questions about your specific financial situation, you should consult with a financial advisor or tax professional.

Checklist – Did you…
•	Read the exchange offer materials
•	Complete the Letter of Transmittal and sign on page 5
•	Complete the IRS Form W-9 attached to the Letter of Transmittal
•	Enclose completed documents in the pre-addressed, postage-paid envelope. Also include:
o	Stock certificate(s)
o	Completed Lost Share Affidavit (if applicable)
•	Documents must be received on or before 5 p.m. Eastern Time on April 16, 2008. You may:
o	Send by mail in the enclosed postage-paid envelope,
o	Deliver to Steve McCoy at Kinney corporate headquarters, or
o	Bring to the shareholder meeting you attend.

Important Information
If you need assistance completing your forms, you may call the toll-free Kinney Help Line at 1-866-376-7487.

The Kinney Help Line is available for questions regarding:
•	Completion of the necessary exchange paperwork
•	The number of shares you currently hold
•	The transition and how the share exchange works
•	The ESOP/401(k) Plan and how it works

The Help Line is open from 9 a.m. to 9 p.m. Eastern Time, Monday through Friday, beginning Monday, March 17, 2008, and ending Wednesday, April 16, 2008.  You may e-mail your questions to kinney@exchange.principal.com.

This is not an offer to purchase, directly or indirectly, Kinney Drugs securities.  That offer is only made by means of the formal, written exchange offer materials sent to registered shareholders on March 17, 2008.